EXHIBIT 99.1

Topline results of PELICAN trial and update on triple combo development plans

  First trial to evaluate C2 corrector GLPG2737 in CF patients treated with Orkambi
  GLPG2737 achieved primary efficacy endpoint and was well-tolerated in patients
  Significant further reduction in sweat chloride concentration upon addition of '2737
  Positive trend in ppFEV1 changes
  Triple combo trial (FALCON) including '2737 underway
  AbbVie has decided not to proceed with second triple combo with potentiator GLPG3067, C1 corrector GLPG2222, and C2 corrector GLPG2737
  Galapagos is reviewing the future of its CF collaboration with AbbVie

Mechelen, Belgium; 28 June 2018; 22.35 CET; regulated information - Galapagos NV (Euronext & NASDAQ: GLPG) announces the topline results with investigational C2 corrector GLPG2737 in the first Phase 2 CF patient trial with this candidate and provides an update on its triple combo development strategy.

The PELICAN study was designed to evaluate the efficacy, safety and tolerability of a novel C2 corrector GLPG2737 in adult CF patients who are homozygous for the Class II F508del mutation. Participating patients were on stable treatment with Orkambi[1] for at least 12 weeks prior to the first study drug administration and were required to continue Orkambi for the duration of the trial. Eligible patients were randomized to receive GLPG2737 (n=14) or placebo (n=8) over a period of 4 weeks, with up to 3 weeks' follow up.  The primary endpoint was the change from baseline in sweat chloride concentration compared to placebo at day 28. The PELICAN study was conducted in multiple sites in Germany.

GLPG2737 was well-tolerated by patients in this trial. All adverse events were mild to moderate, with no apparent difference compared to placebo. There were no deaths, no serious adverse events, and no premature discontinuations due to adverse events.

The mean change from baseline in sweat chloride for the GLPG2737 treatment arm on day 28 versus placebo was a significant decrease of 19.6 mmol/L (p=0.02). A positive trend in ppFEV1 changes was also observed. The mean absolute change from baseline in ppFEV1 for the GLPG2737 treatment arm versus placebo through day 28 was 3.4% (p=0.08).  Further details will be presented at a future conference.

"The PELICAN trial is the first to evaluate GLPG2737 as a C2 corrector in CF patients on top of Orkambi and showed CFTR on-target activity with GLPG2737 in combination with Orkambi," said Dr. Piet Wigerinck, Chief Scientific Officer of Galapagos. "We have initiated dosing in the FALCON trial, in which we aim to evaluate higher exposures of GLPG2737 in CF patients and further understand the potential synergistic effect of GLPG2737 on top of our own dual combination compounds."

Update on triple combination therapy development plans

Galapagos is currently conducting FALCON, a clinical trial with an investigational triple combination therapy comprising potentiator GLPG2451, C1 corrector GLPG2222, and C2 corrector GLPG2737. The first interim data from this trial are expected in Q3 2018. AbbVie has decided not to proceed with the previously contemplated second triple combination therapy, consisting of the same C1 and C2 components combined with potentiator GLPG3067. Galapagos is reviewing the future of its CF collaboration with AbbVie.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos' pipeline comprises Phase 3 through to discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic pulmonary fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 640 employees, operating from its Mechelen, Belgium headquarters and facilities in the Netherlands, France, Switzerland, the US and Croatia. More information at www.glpg.com.

Contact

Investors:

Elizabeth Goodwin

VP IR & Corporate Communications

+1 781 460 1784

Paul van der Horst

Director IR & Business Development

+31 71 750 6707

ir@glpg.com

Media:

Evelyn Fox

Director Communications

+31 6 53 591 999

communications@glpg.com

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Forward-looking statements

This release may contain forward-looking statements, including statements regarding the potential activity of GLPG2737; the anticipated timing of clinical studies with, and plans related to, GLPG2222, GLPG2851, GLPG2451, GLPG2737, or GLPG3067 (or any combinations thereof); the timing, progression and/or results (including the reporting thereof) of such studies and plans; statements regarding potential triple combination therapies, including the timing of potential studies thereof; statements regarding the CF collaboration between Galapagos and AbbVie; and statements regarding interactions with regulatory authorities. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs in CF may not support registration or further development of GLPG2222, GLPG2851, GLPG2451, GLPG2737, or GLPG3067 (or any combinations thereof), or potential triple combination therapies, due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for CF, AbbVie), and estimating the commercial potential of Galapagos' product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on Form 20-F filed with the SEC and subsequent filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

[1] Orkambi® is a marketed product of Vertex Pharmaceuticals